UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

*    Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Salt Lake City, Utah
June 27, 2013

OVERSTOCK.COM

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value:
Mutual funds	$14,330,245	$11,218,670
Common stock of plan sponsor	2,856,686	1,485,954
Money market funds	2,726,364	2,685,300
Total investments	19,913,295	15,389,924
Receivables
Notes receivable from participants	466,569	364,401
Other receivables	—	25,283
Total receivables	466,569	389,684
Total assets	20,379,864	15,779,608
Liabilities:
Corrective distributions payable — excess employee contributions	119,931	95,263
Accrued expenses	—	25,518
Net assets available for benefits	$20,259,933	$15,658,827

See accompanying notes to financial statements.

OVERSTOCK.COM

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,832,272
Interest and dividends	375,926
Total net investment income	3,208,198
Interest income on notes receivable from participants	19,932
Contributions:
Participant	2,725,672
Employer discretionary matching contributions	730,857
Rollovers	447,888
Total contributions	3,904,417
Total additions	7,132,547
Deductions from net assets attributed to:
Benefits paid to participants	2,483,031
Administrative expenses	48,410
Total deductions	2,531,441
Net increase in net assets available for benefits	4,601,106
Net assets available for benefits:
Beginning of year	15,658,827
End of year	$20,259,933

See accompanying notes to the financial statements.

OVERSTOCK.COM

401(k) PLAN

Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Overstock.com 401(k) Plan Committee consists of certain employees of the Company and oversees the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to participate in the Plan subject to meeting the following criteria: (1) six months of service at the Company; and (2) reaching 21 years of age.  Upon meeting both criteria employees may enter the plan at the beginning of the following quarter, or any time thereafter.

Contributions

Effective July 2, 2012 Participants may contribute up to 92% of their annual compensation on a before tax or after tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the “IRC”). Prior to July 2, 2012, the maximum allowable Participation contribution was 60% of the annual compensation, subject to the annual IRS limit. Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the year ended December 31, 2012, the Company matched 50% of Participant contributions up to 6% of annual compensation on a per pay period basis. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met. Other amendments approved by the Administrative Committee that were effective in July 2012 were the exclusion of equity compensation and miscellaneous compensation from the definition of eligible compensation and the removal of the option to allow rollovers of after-tax contributions into the Plan.

The Company may make, at its sole discretion, an annual profit-sharing contribution. The Company did not make a profit-sharing contribution for the year ended December 31, 2012.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit-sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant will be 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if the Participant continues in employment with the Company until age 65, or if the Participant dies or becomes disabled while employed by the Company. Amounts contributed by the Company which are forfeited by Participants as a result of the Participants’ separation from service prior to becoming 100% vested may be used to first pay administrative expenses of the Plan, and then shall be applied to reduce contributions of the Company. As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $430,241 and $448,492, respectively. For the year ended December 31, 2012, the Plan Sponsor allocated forfeited non-vested accounts to offset $45,273 of administrative expenses and $256,295 to offset employer contributions.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2012, the Company paid $15,078 of the record-keeping expenses, trustee expenses, administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the vested value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the vested value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant’s own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant’s vested account balance.  In certain cases, the Plan also allows for automatic distribution of a terminated Participant’s account balance totaling less than $1,000.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination. Notes receivable from Participants as of December 31, 2012 bear interest at 5.25%. As of December 31, 2012, loan maturity dates range from January 2013 to December 2017.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Excess Employee Contributions

Excess employee contributions represent contributions withheld from Participants in excess of IRC limitations that were refunded to Participants subsequent to year end. These amounts were refunded to Participants in 2013, and are recorded as a liability in the statement of net assets available for benefits.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2012 and 2011, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2012. Actual results could differ from those estimates.

Accounting Pronouncements Issued and Adopted

The Company adopted ASU 2011-04, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB ASC Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The adoption of ASU 2011-04 did not have a material effect on the statements of net assets available for benefits or changes in net assets available for benefits of the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants’ compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated all events subsequent to the date of the statements of net assets available for benefits and has determined that there are no subsequent events that require disclosure.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2012 and 2011:

	2012		2011
American Century Investments Income Investor Class	$280,854		$271,435
Cohen and Steers Realty	23,299		62
Columbia Acorn International Z Fund	23,777		—
Eaton Vance Large-Cap Value Class A	—		3,091
Fidelity Asset Manager 20%	8,659		—
Fidelity Asset Manager 40%	729		109
Fidelity Asset Manager 60%	15		—
Fidelity Asset Manager 85%	1,754		—
Fidelity Balanced Fund	104,243		47,414
Fidelity Blue Chip Growth	954,448		764,513
Fidelity Contrafund	1,883,236	*	1,595,637	*
Fidelity Dividend Growth	370,473		358,153
Fidelity Freedom 2000	56,780		69,840
Fidelity Freedom 2005	32,552		24,332
Fidelity Freedom 2010	127,909		155,788
Fidelity Freedom 2015	204,402		137,442
Fidelity Freedom 2020	394,997		235,629
Fidelity Freedom 2025	165,837		128,117
Fidelity Freedom 2030	519,053		373,237
Fidelity Freedom 2035	1,088,175	*	698,001
Fidelity Freedom 2040	858,213		621,183
Fidelity Freedom 2045	732,701		446,956
Fidelity Freedom 2050	580,464		440,648
Fidelity Freedom 2055	41,815		—
Fidelity Freedom Income	54,480		65,072
Fidelity Low-Priced Stock	714,461		536,148
Fidelity Small-Cap Discovery	92,291		1,671
Fidelity Small-Cap Stock	418,045		384,283
Fidelity Strategic Income	44,425		1,921
Heartland Value Plus	791		—
Invesco High Yield Instutional Class	117,130		62,895
Janus Overseas	32,205		19,789
Morgan Stanley Institutional Mid-Cap Growth Class P	574,547		645,787
Oakmark International	1,023,472	*	821,363	*
Oppenheimer Developing Markets	124,525		116,158
PIMCO Commodity Real Return	1,791		—
PIMCO Total Return Administrative Class	1,159,157	*	915,641	*
Ridge Worth Mid-Cap Value Equity Class	618,557		514,217
Spartan Extended Market Index	—		184,784
Spartan Extended Market Index Adv	214,906		—
Spartan 500 U.S. Equity Index	—		555,592
Spartan 500 Index Fund Investor Class	650,936		—
TCW Small-Cap Growth	34,141		21,762
Total mutual funds	14,330,245		11,218,670
Fidelity Retirement Money Market	2,726,364	*	2,685,300	*
Company stock of plan sponsor	2,856,686	*	1,485,954	*
Total investments	$19,913,295		$15,389,924

*                Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2012, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) appreciated in value by $2,832,272 as follows:

2012
Company stock of plan sponsor	$1,364,684
Mutual funds	1,467,588
$2,832,272

Note 4 - Fair Value Measurements

FASB ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Money market funds: Valued at the closing price reported on the active market on which the individual mutual funds are traded.

Common stock of Plan sponsor: Valued using the last reported sales prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2012 and 2011:

	Balance at
	December 31,	Basis of Fair Value Measurements
	2012	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$865,842	865,842			A
Balanced funds	5,298,057	5,298,057			A
Growth funds	6,890,059	6,890,059			A
Fixed income funds	1,276,287	1,276,287			A
Money market funds	2,726,364	2,726,364			A
Common stock of plan sponsor	2,856,686	2,856,686			A
	$19,913,295	19,913,295	—	—

	Balance at
	December 31,	Basis of Fair Value Measurements
	2011	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$740,376	740,376			A
Balanced funds	3,717,124	3,717,124			A
Growth funds	5,782,634	5,782,634			A
Fixed income funds	978,536	978,536			A
Money market funds	2,685,300	2,685,300			A
Common stock of plan sponsor	1,485,954	1,485,954			A
	$15,389,924	15,389,924	—	—

Note 5 - Tax Status of the Plan

On March 31, 2008, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code.  Although the plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan sponsor identified certain operational issues with respect to the Plan and filed an application on June 19, 2013 under the Voluntary Correction Program (“VCP”) to correct these defects. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

Note 6 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. Fees incurred by the Plan for investment management services totaled $48,410 for the year ended December 31, 2012.

Note 7 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits as reported in the
Financial statements	$20,259,933	$15,658,827
Plus corrective distributions payable	119,931	95,263
Plus accrued expenses	—	25,518
Net assets available for benefits as reported in the Form 5500	$20,379,864	$15,779,608

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 as of December 31, 2012:

2012
Net increase per the financial statements	$4,601,106
Less corrective distributions payable at December 31, 2011	(95,263)
Plus corrective distributions payable at December 31, 2012	119,931
Less accrued expenses at December 31, 2012	(25,518)
Net income per the Form 5500	$4,600,256

Note 8 — Delinquent Participant Contributions

During 2011 and 2012, the Company remitted certain Participant contributions to the Trustee after the timeframe required by the Department of Labor regulations. In addition, the Company has paid an amount to the Trustee to reflect foregone earnings that would have been credited to Participants’ accounts if the delinquent remittances had been made on a timely basis. Such amounts are not material to the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

December 31, 2012

	(b)	(c)
	Identity of issue, borrower,	Description of investment including maturity date,	(d)	(e)
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual funds:
	American Century Investment	American Century Investments Income Investor Class	$ ***	$280,854
	Cohen and Steers Capital	Cohen and Steers Realty	***	23,299
	Columbia Mgmt. Investment Distributors	Columbia Acorn International Z Fund	***	23,777
*	Fidelity	Fidelity Asset Manager 20%	***	8,659
*	Fidelity	Fidelity Asset Manager 40%	***	729
*	Fidelity	Fidelity Asset Manager 60%	***	15
*	Fidelity	Fidelity Asset Manager 85%	***	1,754
*	Fidelity	Fidelity Balanced Fund	***	104,243
*	Fidelity	Fidelity Blue Chip Growth	***	954,448
*	Fidelity	Fidelity Contrafund	***	1,883,236
*	Fidelity	Fidelity Dividend Growth	***	370,473
*	Fidelity	Fidelity Freedom 2000	***	56,780
*	Fidelity	Fidelity Freedom 2005	***	32,552
*	Fidelity	Fidelity Freedom 2010	***	127,909
*	Fidelity	Fidelity Freedom 2015	***	204,402
*	Fidelity	Fidelity Freedom 2020	***	394,997
*	Fidelity	Fidelity Freedom 2025	***	165,837
*	Fidelity	Fidelity Freedom 2030	***	519,053
*	Fidelity	Fidelity Freedom 2035	***	1,088,175
*	Fidelity	Fidelity Freedom 2040	***	858,213
*	Fidelity	Fidelity Freedom 2045	***	732,701
*	Fidelity	Fidelity Freedom 2050	***	580,464
*	Fidelity	Fidelity Freedom 2055	***	41,815
*	Fidelity	Fidelity Freedom Income	***	54,480
*	Fidelity	Fidelity Low-Priced Stock	***	714,461
*	Fidelity	Fidelity Small-Cap Discovery	***	92,291
*	Fidelity	Fidelity Small-Cap Stock	***	418,045
*	Fidelity	Fidelity Strategic Income	***	44,425
	Heartland Funds	Heartland Value Plus	***	791
	Invesco Advisers	Invesco High Yield Instutional Class	***	117,130
	Janus Capital Management	Janus Overseas	***	32,205
	Morgan Stanley Investment	Morgan Stanley Institutional Mid-Cap Growth Class P	***	574,547
	Harris Associates	Oakmark International	***	1,023,472
	Oppenheimer Funds	Oppenheimer Developing Markets	***	124,525
	Pacific Investment Management	PIMCO Commodity Real Return	***	1,791
	Pacific Investment Management	PIMCO Total Return Administrative Class	***	1,159,157
	Ridge Worth Investments	Ridge Worth Mid-Cap Value Equity Class	***	618,557
*	Fidelity	Spartan Extended Market Index Adv	***	214,906
*	Fidelity	Spartan 500 Index Fund Investor Class	***	650,936
	TCW Investment Management	TCW Small-Cap Growth	***	34,141
				14,330,245
	Money market fund:
*	Fidelity	Fidelity Retirement Money Market	***	2,726,364

	Common stock of plan sponsor:
**	Overstock.com, Inc.	Common stock of plan sponsor	***	2,856,686

	Participants:
*	Various	Loans to participants, at 5.25% interest maturing through 2017	*	466,569
				$20,379,864

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm.

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

Participant
Contributions
Transferred Late to
Plan *
Check here if Late
Participant Loan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
Repayments are		Contributions	Contributions	Corrected Under
included:	Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE
☒	Corrected	VFCP	in VFCP	2002-51
$676,892	$—	$676,892	—	—

See accompanying report of independent registered accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date: June 27, 2013	By:	/s/ Robert P. Hughes
Robert P. Hughes
Title: Senior Vice President, Finance and Risk Management
(principal financial officer)